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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-34370

Progressive Waste Solutions Ltd.
(Translation of registrant's name into English)

400 Applewood Crescent
2nd Floor
Vaughan, Ontario L4K 0C3
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐        Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into all outstanding Registration Statements of Progressive Waste Solutions Ltd. filed with the U.S. Securities and Exchange Commission.

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report 2015

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 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2016

Progressive Waste Solutions Ltd.
By:	/s/ LORETO GRIMALDI Name: Loreto Grimaldi Title: Executive Vice President and Chief Legal Officer

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EXHIBIT LIST
SIGNATURE